January 29, 2008

Edwin D. Johnson
Executive Vice President and
    Chief Financial Officer
Waste Services, Inc.
5002 T-Rex Ave., Suite 200
Boca Raton, FL 33431

        Re: **Waste Services, Inc. (Company)**
                  File No.: 000-25955

Dear Mr. Johnson,

In your letter dated January 8, 2008, you responded to comments from the staff with respect to the financial statements filed pursuant to Rule 3-05 of Regulation S-X for the Company's acquisition of Allied Waste Industries, Inc.'s South Florida Market (Allied South Florida Market) operations on March 31, 2007 in your Form 8-K reporting the acquisition. In your response, you state the reasons why you concluded that provision of audited financial statements of the Allied South Florida Market for the year ended December 31, 2006 were sufficient.   The staff has concluded that two years of audited pre-acquisition financial statements of the Allied South Florida Market are required.

We will not waive the requirements of Form 8-K. We acknowledge the Company's inability to file the pro forma and audited pre-acquisition financial statements of the Allied South Florida Market for the periods required by the Form, however, (notwithstanding this Division's prior practice) please understand that we generally do not grant formal "no enforcement action" positions with respect to a company's filing deficiencies (or delinquencies). Since the Company did not file the required financial statements and pro forma financial information within the extended time period provided by the Form, we will not consider them to have been timely filed for purposes of Form S-3.

In full satisfaction of the requirements of Regulation S-X Rules 3-05 and 11, you propose providing pro forma and audited financial statements for the Allied South Florida Market for the three months ended March 31, 2007 in addition to those previously provided for the year ended December 31, 2006. You note that after the Company's audited financial statements for the year ended December 31, 2007 have been filed, which will include the Allied South Florida Market operations for a full nine months, a full two years of audited pre-acquisition and post-acquisition financial information will have been provided. Based on the information provided, the staff will not object to your proposal. However, until you file the pro forma and audited financial statements of the Allied South Florida Market for the three months ended March 31, 2007 and the Company's audited financial statements for the year ended

December 31, 2007, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

    (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

    (b) dividend or interest reinvestment plans;

    (c) employee benefit plans;

    (d) transactions involving secondary offerings; or

    (e) sales of securities under Rule 144.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Leslie A. Overton
Associate Chief Accountant